UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 001-05075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Compensation and Benefits Committee

PerkinElmer, Inc. Savings Plan

Waltham, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Boston, Massachusetts

June 20, 2016

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

December 31,	2015	2014
Assets
Investments - Participant-Directed - at Fair Value	$533,835,789	$523,335,896
Employer Contributions Receivable	251,426	167,825
Notes Receivable From Participants	7,366,326	7,389,024

Net Assets Reflecting all Investments at Fair Value	541,453,541	530,892,745
Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Stable-Value Fund	(466,427)	(951,427)

Net Assets Available for Benefits	$540,987,114	$529,941,318

See accompanying notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Years ended December 31,	2015	2014
Additions:
Investment Income:
Net (depreciation) appreciation in fair value of investments	$(8,283,958)	$2,283,549
Interest and dividend income	22,896,255	28,960,470

Net investment income	14,612,297	31,244,019

Interest Income on Notes Receivable From Participants	326,365	300,915

Contributions:
Participant contributions	24,264,604	22,837,918
Employer contributions	12,921,399	12,150,528
Rollover contributions	5,913,086	2,203,925

Total contributions	43,099,089	37,192,371

Total additions	58,037,751	68,737,305

Deductions:
Benefits Paid to Participants	46,960,630	49,845,314
Administrative Expenses	31,325	31,828

Total deductions	46,991,955	49,877,142

Increase in Net Assets	11,045,796	18,860,163
Net Assets Available for Benefits, beginning of year	529,941,318	511,081,155

Net Assets Available for Benefits, end of year	$540,987,114	$529,941,318

See accompanying notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect for the year ended December 31, 2015, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company” or the “Plan Sponsor”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to 90% of their eligible compensation subject to statutory limits, and after-tax contributions up to statutory or other limits defined by the Plan. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

All eligible participants receive matching contributions on a per-pay-period basis of 100% of the first 5% of compensation up to the applicable Code limits.

As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2015 or 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, supplemental contributions, allocations of Plan earnings, and are charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. All active participants are vested immediately in the Company’s contribution portion of participants’ accounts. Also, if a participant terminated employment due to death, disability or retirement, as defined in the Plan, his or her account balance remains 100% vested.

At December 31, 2015 and 2014, forfeited accounts totaled $28,345 and $11,977, respectively. These forfeitures arose from contributions that were subject to former vesting schedules in place prior to February 1, 2011. Forfeited balances are used to reduce future Company contributions or to pay reasonable administrative expenses of the Plan. The Company’s contribution was reduced by forfeitures of $0 and $48,378 for the years ended December 31, 2015 and 2014, respectively.

Investments

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trust funds, participant-directed brokerage accounts, and a Company stock fund, subject to certain limitations, as investment options for participants.

Notes Receivable From Participants

Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The notes are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the note by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any note is determined by the participant, but in no event shall that period exceed 60 months, unless the note is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan is required to adopt the provisions of ASU 2015-07 for reporting periods beginning after December 15, 2015, but early adoption is permitted. The Plan will adopt ASU 2015-07 for the 2016 Plan year. Upon adoption, ASU 2015-07 will be applied retrospectively to all periods presented. Since ASU 2015-07 only affects fair value measurement disclosures, the adoption of ASU 2015-07 will not have an effect on the face of the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I – Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). The amendments in this Update remove the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net appreciation or depreciation in investments is still required to be presented in aggregate. This amendment also provides a practical expedient to permit plans to measure investments and investment related accounts as of a month end date that is closest to the plan’s fiscal year end when the fiscal year period does not coincide with month end. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted and the Plan will adopt ASU 2015-12 for the 2016 Plan year. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The adoption of ASU 2015-12 will not have a material impact on the face of the Plan’s financial statements. The Plan will be required to modify various disclosures for fully benefit-responsive investment contracts and eliminate certain disclosures related to the Plan’s investments.

In January 2016, the Financial Accounting Standards Board issued Accounting Standards update No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update introduce changes to current accounting for equity investments and financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The amendments in this Update are effective for fiscal years beginning after December 15, 2018. Certain provisions are eligible for early adoption. The Company is in the process of evaluating the impact of this Update on the Plan’s financial statements.

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Choices, Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Company’s common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. One of the Plan’s investment options allows participants to establish a brokerage account and select various investments consisting primarily of mutual funds, common stock, and interest bearing cash. The units of common collective trust funds are stated at fair value as determined by the issuer of the fund, Fidelity Management and Research Company (“FMR Co.”), based on the net asset value of the underlying investments. The stable value portfolio is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value portfolio is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with GAAP, the stable value portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Investment Management Fees and Operating Expenses

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest at the end of the period. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan may be paid by either the Plan or the Company, as provided in the Plan document.

Subsequent Events

The Plan evaluated all events and transactions that occurred after December 31, 2015 through June 20, 2016, the date these financial statements were available to be issued.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest Level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between Levels at the beginning of the reporting period.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

PerkinElmer Stock Fund

The PerkinElmer Stock Fund is an employer stock unitized fund. The fund consists of PerkinElmer, Inc. common stock as well as short-term investments that provide liquidity for daily trading. PerkinElmer, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value.

Mutual Funds

The Plan’s mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Participant-directed brokerage account

A self-directed brokerage account allows Plan participants the opportunity to invest in a wide array of securities. Participants can elect to direct their Plan assets into individual securities by establishing a Plan level brokerage account. Investments in brokerage accounts are reported at fair value. The Plan receives prices for investments in brokerage accounts from a nationally recognized pricing service that are based on observable market transactions.

Common Collective Trust Fund

The Plan’s common collective trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. In the event that the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

In accordance with the update to ASC 820, the following tables set forth by Level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

The Plan had no Level 3 investments as of either December 31, 2015 or December 31, 2014.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	December 31, 2015 Total
PerkinElmer Stock Fund	$19,165,296	$—	$19,165,296

Mutual funds:
Domestic stock funds	301,584,251	—	301,584,251
International stock funds	77,162,211	—	77,162,211
Fixed income funds	48,642,389	—	48,642,389
Cash and other	13,336,110	—	13,336,110

Total mutual funds	440,724,961	—	440,724,961

Participant-directed brokerage account:
Domestic stock funds	3,207,906	—	3,207,906
International stock funds	1,357,501	—	1,357,501
Fixed income funds	355,493	—	355,493
Cash and other	1,636,795	—	1,636,795

Total participant-directed brokerage account	6,557,695	—	6,557,695

Common collective trust funds:
Stable-value fund	—	65,433,709	65,433,709
Index fund	—	1,954,128	1,954,128

Total common collective trust funds	—	67,387,837	67,387,837

Total	$466,447,952	$67,387,837	$533,835,789

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	December 31, 2014 Total
PerkinElmer Stock Fund	$17,187,781	$—	$17,187,781

Mutual funds:
Domestic stock funds	299,346,614	—	299,346,614
International stock funds	71,512,910	—	71,512,910
Fixed income funds	52,713,808	—	52,713,808
Cash and other	9,885,292	—	9,885,292

Total mutual funds	433,458,624	—	433,458,624

Participant-directed brokerage account:
Domestic stock funds	2,404,729	—	2,404,729
International stock funds	1,179,300	—	1,179,300
Fixed income funds	447,012	—	447,012
Cash and other	1,558,463	—	1,558,463

Total participant-directed brokerage account	5,589,504	—	5,589,504

Common collective trust funds:
Stable-value fund	—	66,105,767	66,105,767
Index fund	—	994,220	994,220

Total common collective trust funds	—	67,099,987	67,099,987

Total	$456,235,909	$67,099,987	$523,335,896

For the years ended December 31, 2015 and 2014, there were no significant transfers in or out of Levels 1 or 2.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using a NAV:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2015
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$65,433,709	$—	Daily	See Above	See Above
Index fund(b)	$1,954,128	$—	Daily	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2014
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$66,105,767	$—	Daily	See Above	See Above
Index fund(b)	$994,220	$—	Daily	None	None

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	Stable value fund strategy seeks to preserve the principal investment while earning a level of interest that is consistent with the principal preservation. While it seeks to maintain a stable NAV of $1 per share, it cannot guarantee it will be able to do so; thus, the yield of the stable value fund will fluctuate.

(b)	Index fund strategy seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) Investable Market Index (IMI) Net Dividend Index SM.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,	2015	2014
Fidelity Contrafund - Class K	$58,917,828	$59,350,716
Fidelity Growth Company Fund - Class K	78,560,090	75,940,309
Fidelity Freedom K 2020 Fund	27,854,288	25,829,805	*
Fidelity Freedom K 2025 Fund	27,621,542	25,171,175	*
Fidelity Managed Income Portfolio II Class 2	65,433,709	66,105,767
Vanguard Institutional Index Fund	40,209,359	40,578,552

*	Investments represented less than 5% of the Plan’s net assets in Plan year 2014.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

Years ended December 31,	2015	2014
Neuberger Berman Genesis Fund – Class R6	$(2,227,544)	$(2,262,279)
MSIF Emerging Markets Fund Class 1	(906,516)	(938,167)
T. Rowe Price New Horizons Fund	(672,448)	(898,329)
PIMCO Total Return Fund Institutional CL	(391,198)	(18,560)
* Fidelity Contrafund - Class K	730,644	1,217,347
* Fidelity Equity - Income Fund - Class K	(2,773,731)	251,508
* Fidelity Growth Company Fund - Class K	2,864,965	6,838,365
* Fidelity International Discovery Fund - Class K	782,988	(1,471,749)
* Fidelity Freedom K Income Fund	(104,604)	(30,507)
* Fidelity Advisor Total Bond Fund - Class Z	(425,679)	—
* Fidelity Freedom K 2005 Fund	(73,996)	(41,275)
* Fidelity Freedom K 2010 Fund	(225,198)	(201,177)
* Fidelity Freedom K 2015 Fund	(722,330)	(595,857)
* Fidelity Freedom K 2020 Fund	(1,465,017)	(983,449)
* Fidelity Freedom K 2025 Fund	(1,504,921)	(914,754)
* Fidelity Freedom K 2030 Fund	(1,462,903)	(921,443)
* Fidelity Freedom K 2035 Fund	(965,287)	(641,716)
* Fidelity Freedom K 2040 Fund	(1,006,727)	(637,055)
* Fidelity Freedom K 2045 Fund	(517,196)	(308,104)
* Fidelity Freedom K 2050 Fund	(392,440)	(199,488)
BlackRock MSCI ACWI IMI Index Non-lendable Fund – Class F	(81,529)	24,629
Vanguard Total Bond Market Fund Admiral Shares	(84,003)	(1,230)
Vanguard Total Bond Market Fund Signal Shares	—	21,718
Vanguard Institutional Index Fund	(361,509)	4,052,982

	(11,986,179)	1,341,410
* PerkinElmer Stock Fund	3,702,221	942,139

Net (depreciation) appreciation in fair value of investments	$(8,283,958)	$2,283,549

*	Represents party-in-interest to the Plan

5.	STABLE VALUE PORTFOLIO

The Managed Income Portfolio II (the “Portfolio”) is a stable value portfolio that is a commingled pool managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Portfolio’s constant net asset value (NAV) of $1 per unit. Distribution to the Portfolio’s participants is declared daily from the net investment income and automatically reinvested in the Portfolio on a monthly basis, when paid. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Portfolio will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that impact its ability to transact at contract value (described below). Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value:

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•	Any communication given to Plan participants by the Plan Sponsor, any other Plan fiduciary or FMTC that is designed to sway or influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio.

•	Any transfer of assets from the Portfolio directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Withdrawals initiated by the Plan Sponsor will normally be provided at contract value as soon as practicable within twelve months following written notice of the Trustee.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Portfolio

The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of Portfolio assets.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for the investment management services provided by the trustee were $31,325 and $31,828 for the years ended December 31, 2015 and 2014, respectively.

At December 31, 2015 and 2014, the Plan held 353,475 and 384,254 shares, respectively, of common stock of the Company, the Plan Sponsor. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from the Company’s stock of $147,656 and $120,733, respectively.

Participant notes receivable also qualify as party-in-interest transactions.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 29, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would remain 100% vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Company is reporting, in the Plan’s Form 5500, the Plan’s investment in a fully-benefit responsive stable-value fund, at fair value, at December 31, 2015 and 2014. The following is a reconciliation of net assets available per the financial statements to the Form 5500:

December 31,	2015	2014
Net assets available for benefits per financial statements	$540,987,114	$529,941,318
Adjustment from contract value to fair value for fully benefit-responsive stable-value fund	466,427	951,427

Net Assets Available per the Form 5500	$541,453,541	$530,892,745

The following is a reconciliation of the increase in net assets per the financial statements to net income per the Form 5500:

Years ended December 31,	2015	2014
Increase in net assets per the financial statements	$11,045,796	$18,860,163
Change in adjustment from contract value to fair value for fully benefit-responsive stable-value fund:
Beginning of year	(951,427)	(1,029,694)
End of year	466,427	951,427

Net Income per the Form 5500	$10,560,796	$18,781,896

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN	EIN # 04-2052042
Plan # 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

December 31, 2015
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common collective trust funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2	**	$65,433,709
	BlackRock	BlackRock MSCI ACWI IMI Index Non-lendable Fund – Class F	**	1,954,128

	Total common collective trust funds			67,387,837

		Mutual Funds:
	Morgan Stanley	MSIF Emerging Markets Fund Class 1	**	7,055,279
	T. Rowe Price	T. Rowe Price New Horizons Fund	**	20,542,395
	Neuberger Berman	Neuberger Berman Genesis Fund – Class R6	**	23,576,297
	Vanguard	Vanguard Institutional Index Fund	**	40,209,359
	Vanguard	Vanguard Total Bond Market Index Fund Admiral Shares	**	4,550,325
*	Fidelity Investments	Fidelity Advisors Total Bond Fund - Class Z	**	19,534,471
*	Fidelity Investments	Fidelity Contrafund - Class K	**	58,917,828
*	Fidelity Investments	Fidelity Equity-Income Fund - Class K	**	18,097,533
*	Fidelity Investments	Fidelity Growth Company Fund - Class K	**	78,560,090
*	Fidelity Investments	Fidelity International Discovery Fund - Class K	**	21,189,627
*	Fidelity Investments	Fidelity Freedom K Income Fund	**	2,379,119
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	**	1,534,587
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	**	3,231,418
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	**	11,374,807
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	**	27,854,288
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	**	27,621,542
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	**	24,856,500
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	**	17,100,063
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	**	16,648,684
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	**	8,930,192
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	**	6,960,557

	Total mutual funds			440,724,961

		Participant-directed brokerage account:
*	Fidelity Investments	Fidelity BrokerageLink	**	6,557,695
*	PerkinElmer, Inc.	PerkinElmer Stock Fund	**	19,165,296

	Total investments per financial statements			533,835,789
*	Plan participants	Notes receivable from participants, with interest at rates of 4.25%–10.50%, maturity at various dates through 2045		7,366,326

	Total Per Form 5500			$541,202,115

*	- Represents a party-in-interest to the Plan as defined by ERISA.
**	- The cost of participant - directed investments is not required to be disclosed.

SIGNATURES

The Plan – Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ Joel S. Goldberg
Date: June 20, 2016	Joel S. Goldberg, Chairman, Administrative Committee of the PerkinElmer, Inc. Savings Plan

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm